Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

September 1, 2017

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001		National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719	Fax Nos.: 022-26598120/ 26598237

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that on 31 August 2017, the United States District Court, for the District of Delaware, issued its judgment in favour of Dr. Reddy’s Laboratories Limited, ruling that the proposed generic version of Suboxone (buprenorphine and naloxone) sublingual film does not infringe U.S. Patent Nos. 8,017,150; 8,603,514 and 8,900,497 as asserted by Indivior.

A company spokesperson stated “We are pleased with the verdict passed by the US District Court of Delaware in Dr. Reddy’s favour, on the patent litigation of the drug Suboxone. The judgment reiterates our commitment to providing affordable and innovative medicines that address the unmet and under-met needs of patients around the world.”

Suboxone (buprenorphine and naloxone) sublingual film is indicated for the maintenance treatment of opioid dependence. Reckitt Benckiser developed Suboxone sublingual film using MonoSol Rx’s PharmFilm technology. In December, 2014, Reckitt Benckiser de-merged its pharmaceuticals business as Indivior. The U.S. Food and Drug Administration (USFDA) has approved Suboxone film in four strengths: 2 mg /0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg (buprenorphine/naloxone).

This is for your information and record.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code :RDY)